APEX SPORTS

PROFESSIONAL ONLINE COACHING

NO ACCESS TO PROFESSIONAL ATHLETES OR COACHES

YOUTH SPORTS ARE MORE COMPETITIVE TODAY THAN EVER BEFORE

ATHLETES AND THEIR FAMILIES WANT TO LEARN FROM THE BEST,
BUT **DON'T HAVE ACCESS** TO THE PROS

CURRENT SOLUTIONS PROVIDE SECOND TIER COACHING,
ARE EXTREMELY **EXPENSIVE**
AND **UNAVAILABLE** IN MOST OF THE WORLD

MARKET OPPORTUNITY

$15B

YOUTH SPORTS MARKET

$8B

SPORTS COACHING MARKET

$3B

TARGET MARKET

SOLUTION


Verizon
7:07 AM
STANCE
OFFENSIVE LINE
STORM NORTON
00:13
KEY TAKEAWAYS
In this module, Storm discusses what a proper stance looks like and why it is essential to Offensive Line play. Key points of emphasis include:
The Offensive Lineman's feet should be shoulder width apart.
The feet should have a heel-to-toe ratio

GIVE ALL ATHLETES
ACCESS TO PROFESSIONAL COACHING
THROUGH POSITION-SPECIFIC
ONLINE SPORTS COURSES

HOW IT WORKS


ALIGNMENT
KEY TAKEAWAYS

ATHLETES SEARCH THE APEX PLATFORM FOR EXCLUSIVE POSITION-SPECIFIC CONTENT

DEVELOPED BY **APEX SPORTS** IN PARTNERSHIP WITH **PROFESSIONAL ATHLETES**


STORM NORTON
OFFENSIVE TACKLE 101
GO TO COURSE

CONTENT IS STRUCTURED IN A COURSE CURRICULUM CONSISTING OF INTERACTIVE VIDEO LEARNING, WRITTEN CONTENT, AND REVIEW MATERIALS TO INSTILL LEARNING. USERS WILL HAVE ON-DEMAND, LIFETIME ACCESS TO THIS EXCLUSIVE CONTENT

GO TO MARKET STRATEGY

INCENTIVES

REFERRALS, TEAM DISCOUNTS

GRASSROOTS

CAMPS, HS COACHES

SOCIAL MEDIA MARKETING

IG, FB, INFLUENCERS

FINANCIAL MODEL

$30-$90/COURSE

A LA CARTE MODEL

50/50 PROFIT SHARE

WITH PARTNER ATHLETES

45% PROFIT MARGIN

TRACTION



TAVARRES KING



JOSHUA PERRY

4 NFL COURSES



STORM NORTON



DONOVAN CLARK

TRACTION

ONBOARDING 20+ BETA USERS/WEEK

ONBOARDING FIRST PAYING CUSTOMERS

RECEIVED INVESTMENT FROM FIRST PARTNER ATHLETE

NFL, JOSHUA PERRY

COMPETITION


PROFESSIONAL ATHLETES + COACHES
APEX SPORTS COACHING
SPORTS CAMPS + CLINICS
PROCAMPS
AFFORDABLE
EXPENSIVE
COACHUP
YouTube
LOCAL PRIVATE COACHING
SCATTERED ONLINE CONTENT
LOW QUALITY COACHING

OUR TEAM



MARCUS DAVIS
CEO



CONNOR MORRIS
CMO



AUSTIN FENSTERMAKER
CTO

EY

TEXTRON

OUR TEAM



BUTCH CARTER

ADVISORY BOARD



CRIS CARTER

ADVISORY BOARD



JOSHUA PERRY

STRATEGIC INVESTOR,
PARTNER ATHLETE